Exhibit 99.6

SEVENTH AMENDMENT TO

FOURTH AMENDED AND RESTATED TERM LOAN CREDIT AGREEMENT

SEVENTH AMENDMENT TO FOURTH AMENDED AND RESTATED TERM LOAN CREDIT AGREEMENT (this “Seventh Amendment”), dated as of March 10, 2023, among BOMBARDIER RECREATIONAL PRODUCTS INC., a corporation existing under the laws of Canada (the “Borrower”), and BANK OF MONTREAL (“Bank of Montreal”), as administrative agent (in such capacity, including any permitted successor and assigns, the “Administrative Agent”). All capitalized terms used herein (including in this preamble) and not otherwise defined herein shall have the respective meanings provided such terms in the Term Credit Agreement referred to below.

PRELIMINARY STATEMENTS

WHEREAS, the Borrower has entered into that certain Fourth Amended and Restated Term Loan Credit Agreement, dated as of May 23, 2018, among BRP INC., a corporation existing under the laws of Canada (“Holdings”), the Borrower, the other Guarantors from time to time party thereto, the Lenders party thereto from time to time and Bank of Montreal, as the Administrative Agent (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time to, but not including, the date hereof, the “Term Credit Agreement”);

WHEREAS, on March 5, 2021, the Financial Conduct Authority (“FCA”), the regulatory supervisor of USD LIBOR’s administration (“IBA”), announced in a public statement the future cessation or loss of representativeness of overnight / Spot Next, 1-month, 3-month, 6-month and 12-month USD LIBOR tenor settings, which are expected to occur (A) in the case of the 1-week and 2-month LIBOR settings, on December 31, 2021 and (B) in the case of the 1-month, 3-month, 6-month and 12-month LIBOR settings, on June 30, 2023;

WHEREAS, pursuant to Sections 1.11 and 10.01 of the Credit Agreement, the Borrower and the Administrative Agent intend to amend the Credit Agreement to replace the Eurocurrency Rate with a successor rate as set forth herein;

WHEREAS, the parties hereto have agreed, subject to the satisfaction of the conditions precedent to effectiveness set forth in Section 5 hereof, to amend certain terms of the Term Credit Agreement as hereinafter provided; and

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is acknowledged by each party hereto, it is agreed that:

SECTION 1. RULES OF CONSTRUCTION. The rules of construction specified in Section 1.02 of the Term Credit Agreement shall apply to this Seventh Amendment, including the terms defined in the preamble and recitals hereto.

SECTION 2. AMENDMENTS TO CREDIT AGREEMENT.

(a) Subject to the satisfaction (or waiver in writing by the Administrative Agent) of the conditions set forth in Section 5 hereof, the Term Credit Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the pages of the Credit Agreement attached as Exhibit A hereto.

(b) Notwithstanding anything to the contrary contained herein or in any other Loan Document, (i) all Term Loans outstanding as of the Seventh Amendment Closing Date (as defined below) that are Eurocurrency Rate Loans (as defined in the Term Credit Agreement, the “Existing Eurocurrency Rate Loans”) shall continue to accrue interest based on the Eurocurrency Rate and their applicable existing Interest Periods (as each such term is defined in the Term Credit Agreement for purposes of this clause (c)) until the last day of the Interest Period applicable to each such Existing Eurocurrency Rate Loan or, if earlier, as of the date of any acceleration or prepayment of such Existing Eurocurrency Rate Loan (such earlier date, the “Eurocurrency Expiration Date”) (provided, that in no event shall an Existing Eurocurrency Rate Loan be permitted to be continued as a Eurocurrency Rate Loan after the applicable Eurocurrency Expiration Date for such Existing Eurocurrency Rate Loan) and thereafter, all Existing Eurocurrency Rate Loans shall either be SOFR Loans or Base Rate Loans as determined in accordance with the Term Credit Agreement and (ii) subject to any express limitations set forth in the immediately preceding clause (i), the terms of the Term Credit Agreement in respect of the administration of Eurocurrency Rate Loans (solely with respect to the Existing Eurocurrency Rate Loans) shall remain in effect from and after the date hereof until the Eurocurrency Expiration Date applicable to each such Existing Eurocurrency Rate Loan, in each case, solely for purposes of administrating the Existing Eurocurrency Rate Loans (including, without limitation, with respect to the payment of interest accrued thereon, determination of breakage fees and other subject matter set forth in Article III of the Existing Credit Agreement).

SECTION 3. REFERENCE TO AND EFFECT ON THE TERM CREDIT AGREEMENT. On and after the Seventh Amendment Closing Date, each reference in the Term Credit Agreement to “this Agreement,” “hereunder,” “hereof” or text of like import referring to the Term Credit Agreement shall mean and be a reference to the Term Credit Agreement as amended by this Seventh Amendment. On and after the effectiveness of this Seventh Amendment, this Seventh Amendment shall for all purposes constitute a “Loan Document” under and as defined in the Term Credit Agreement and the other Loan Documents.

SECTION 4. REPRESENTATIONS & WARRANTIES. In order to induce the Administrative Agent to enter into this Seventh Amendment, the Borrower hereby represents and warrants to the Administrative Agent on and as of the Seventh Amendment Closing Date, that:

(a) The execution, delivery and performance by the Borrower of this Seventh Amendment will not (i) contravene the terms of its Organization Documents, (ii) conflict with or result in any breach or contravention of, or the creation of any Lien under (other than as permitted by Section 7.01 of the Term Credit Agreement), or require any payment to be made under (x) any Contractual Obligation to which it is a party or affecting it or the properties of the Borrower or any of its Subsidiaries or (y) any material order, injunction, writ or decree of any Governmental Authority or any arbitral award to which it or its property is subject or (iii) violate any Law; except with respect to any conflict, breach or contravention or payment (but not creation of Liens) referred to in clauses (ii) and (iii), to the extent that such violation, conflict, breach, contravention or payment could not reasonably be expected to have a Material Adverse Effect.

(b) The Borrower has the requisite power and authority to execute, deliver and perform the terms and provisions of this Seventh Amendment and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance by it of this Seventh Amendment. The Borrower has duly executed and delivered this Seventh Amendment, and this Seventh Amendment, the Term Credit Agreement as amended hereby and each other Loan Document to which it is a party constitutes its legal, valid and binding obligation enforceable in accordance with its terms, except as such enforceability may be limited by (i) Debtor Relief Laws and by general principles of equity principles of good faith and fair dealing, and (ii) the need for filings and registrations necessary to create or perfect the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties and (iii) the effect of foreign Laws, rules and regulations as they relate to pledges of Equity Interests in Foreign Subsidiaries.

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SECTION 5. CONDITIONS PRECEDENT. This Seventh Amendment shall become effective as of the first date (the “Seventh Amendment Closing Date”) when each of the conditions set forth in this Section 6 shall have been satisfied:

(i) The Administrative Agent shall have received a duly authorized, executed and delivered counterpart of the signature page to this Seventh Amendment from the Borrower named on the signature pages hereto and the Administrative Agent.

(ii) All fees and expenses (including all invoiced reasonable out-of-pocket costs, fees and expenses (including invoiced reasonable and out-of-pocket legal fees and expenses reimbursable hereunder)) shall have been paid to the extent earned, due and owing and otherwise payable or reimbursable pursuant to the terms of the Loan Documents or any other written agreement between the Borrower and the Administrative Agent and otherwise invoiced prior to the Seventh Amendment Closing Date.

SECTION 6. MISCELLANEOUS PROVISIONS.

(a) Ratification. This Seventh Amendment is limited to the matters specified herein and shall not constitute a modification, acceptance or waiver of any other provision of the Term Credit Agreement or any other Loan Document. Nothing herein contained shall be construed as a substitution or novation of the obligations outstanding under the Term Credit Agreement or any other Loan Document or instruments securing the same, which shall remain in full force and effect as modified hereby or by instruments executed concurrently herewith.

(b) Governing Law; Submission to Jurisdiction, Etc. This Seventh Amendment shall be governed by, and construed in accordance with, the law of the State of New York. Sections 10.15(b) and 10.16 of the Term Credit Agreement are incorporated by reference herein as if such Sections appeared herein, mutatis mutandis.

(c) Severability. Section 10.14 of the Term Credit Agreement is incorporated by reference herein as if such Section appeared herein, mutatis mutandis.

(d) Counterparts; Headings. This Seventh Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by telecopier, .pdf or other electronic imaging means of an executed counterpart of a signature page to this Seventh Amendment shall be effective as delivery of an original executed counterpart of this Seventh Amendment. The Administrative Agent may also require that signatures delivered by telecopier, .pdf or other electronic imaging means be confirmed by a manually signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of this Seventh Amendment or signature delivered by telecopier, .pdf or other electronic imaging means. Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Seventh Amendment.

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IN WITNESS WHEREOF, the parties hereto have caused their duly Responsible Officers to execute and deliver this Seventh Amendment as of the date first above written.

BOMBARDIER RECREATIONAL PRODUCTS INC.

By:	/s/ Martin Langelier
Name: Martin Langelier
Title: Authorized Person

By:	/s/ Sebastien Martel
Name: Sebastien Martel
Title: Authorized Person

[BRP – Signature Page to Seventh Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2023)]

BANK OF MONTREAL, as Administrative Agent

By:	/s/ Richard Belzil
Name: Richard Belzil
Title: Director

[BRP – Signature Page to Seventh Amendment to Fourth Amended and Restated Term Loan Credit Agreement (2023)]

EXHIBIT A

Amended Credit Agreement

[Attached.]